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U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File No. 1-13056

For the period ending June 30, 2003

Cambior Inc.

1111 St. Charles Street West
East Tower, Suite 750
Longueuil, Quebec
Canada
J4K 5G4

Attn: Lucie Desjardins
Corporate Secretary
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F	☐	Form 40-F	☒

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes	☐	No	☒

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                        .]

LIST OF DOCUMENTS

1.
Press release issued by Cambior Inc. on June 3, 2003, announcing the victory of the mine rescue competition team from the Mouska mine at the Provincial Mine Rescue Competition; and

2.
Press release issued by Cambior Inc. on June 24, 2003, announcing the updated drilling results from the "J" zone sector of the Doyon mine, which allows the identification of higher grade mineral resources.

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, June 3, 2003

MINE RESCUE TEAM FROM THE MOUSKA MINE
PROVINCIAL CHAMPIONS

        Cambior is proud to announce that the mine rescue competition team from the Mouska mine, located in Cadillac in northwestern Quebec, won the Provincial Mine Rescue Competition held May 30 and 31, 2003, in Val d'Or, Quebec.

        The competition brought together the four best teams in the province that had previously won preliminary competitions last fall. The mines in the competition were: Mouska, Sleeping Giant, Niobec and Louvicourt.

        In addition to measuring theoretical and practical underground rescue competencies, this competition allowed each team to demonstrate their first aid skills. The Mouska team also won the trophy for the best performance in first aid.

        The members of the championship team are:

Daniel Côté	Manager of Operations
Éric Devin	Technical Assistant
Marc Bélisle	Team Leader
Jacques Morin	Man #2
Ghislain Lafond	Man #3
Serge Landry	Man #4
Donald Déziel	Man #5
Serge Riendeau	Assistant Leader
Marc Côté	Substitute
Annie Routhier	Nurse

        This is the first time the Mouska team has won this prestigious trophy.

        In addition, the excellence of the team from the Sleeping Giant mine, which is 50% owned by Cambior, was highlighted when it earned awards for the best results in the theoretical examinations and its Manager of Operations for the mine rescue team, Mr. Martin Hamel, earned the trophy for the best performance.

Photo — Mine rescue team of the Mouska mine

Back row: Serge Riendeau, Donald Déziel, Serge Landry, Ghislain Lafond, Jacques Morin, Marc Bélisle
Front row: Marc Côté, Éric Devin, Daniel Côté

        The Mouska mine is part of the Doyon Division and is located on the prolific Cadillac fault. Since is began production in 1991, the Mouska mine has produced more than 600,000 ounces of gold. The Mouska mine currently employs 130 people.

        Raynald Vézina, Senior Vice President, Canada, stated, "We are proud of the provincial championship won by the Mouska mine and the excellent performance of the Sleeping Giant team. It is the second consecutive year in which Cambior has won this prestigious trophy, the Doyon mine having earned this honour last year. In addition to the efforts by our employees in health and workplace safety, we are pleased to note the professionalism of the rescuers who support them".

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants, "CBJ.WT.B", trade on the TSX.

For additional information, please contact:

CAMBIOR INC. Robert LaVallière Manager — Investor Relations Tel: (450) 677-2699 Fax: (450) 677-3382 E-mail: info@cambior.com Internet: www.cambior.com CP-2003-23	CAMBIOR INC. — Mouska Mine Patrick Godin Manager — Mouska Mine Tel.: (819) 759-3664 Fax: (819) 759-3665 E-mail: patrick_godin@cambior.com

2

PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, June 24, 2003

UPDATED DRILLING RESULTS FROM THE "J" ZONE SECTOR OF THE DOYON MINE;
NEW SECTOR ALLOWS THE IDENTIFICATION OF HIGHER GRADE MINERAL RESOURCES

        Cambior Inc. is pleased to provide an update on the exploration program in the "J" Zone of the Doyon mine, located within the prolific Cadillac mining camp in northwestern Québec. Since the beginning of the year, 35 drill holes totaling 10,400 meters have been completed in the eastern portion of the mine between levels 8 and 14 covering the mineralized extensions of the gold-bearing structures within the "J" Zone, located 125 meters east of mine infrastructure.

        The majority of the drill holes intersected the extensions of the mineralized structures of the "J" Zone and confirm the economic potential of this sector. The main gold-bearing structures of the "J" Zone are characterized by quartz veins rich in pyrite and chalcopyrite with the frequent presence of native gold. Exploration drilling also cut, south-east of the "J" Zone, another horizon of alteration where an intersection of 6.0 g Au/t over 3.0 meters was returned by drill hole R12112-03. This band offers good economic potential and will require additional work.

        The execution of 4,500 meters of development drilling to date confirms the continuity of the mineralized zones and the envelope of mineral resources as defined by exploration drilling. A longitudinal section of the Doyon mine is attached to this press release. The most significant results from the development drilling include:

•
Zone J20
•
19.7 g Au/t over 6.2 meters;
•
6.8 g Au/t over 7.6 meters; and
•
5.4 g Au/t over 4.2 meters.

•
Zone J40
•
16.2 g Au/t over 3.3 meters; and
•
7.4 g Au/t over 3.0 meters.

        To date, the new sector has generated inferred mineral resources, distributed over three veins between levels 12 and 15, of 356,000 tonnes grading 7.5 g Au/t, representing nearly 85,000 ounces of gold contained, using a dilution rate of 25%. The Company plans to bring these resources into the mineral reserves category by the end of the year. Exploration and development work continues, particularly between levels 8 and 12, in order to identify additional resources in this rich sector of the mine. The "J" Zone remains open in all directions. Since the discovery of this new sector at the end of 2002, Cambior has carried out 17,100 meters of drilling, representing an investment of more than Cdn $1.2 million.

        Given these positive results, Cambior has begun driving an access drift on level 14 towards and within the mineralized structures of the "J" Zone. By the first quarter of 2004, Cambior expects to complete more than 10,000 meters of definition drilling between levels 12 and 15 from this new infrastructure with the goal of converting the current "J" Zone mineral resources into mineral reserves and expanding the known mineral resource envelope. Development will continue in 2004 with an investment of Cdn $3 million in order to begin production from this new sector in the first quarter of 2005.

        Louis P. Gignac, President and Chief Executive Officer, stated: "We are very encouraged by the results obtained which confirm the new higher grade "J" Zone near the existing mine infrastructure, thus minimizing its development expenditures. Our objective is to increase profitability and Net Asset Value by including the "J" Zone in our production plan, starting in 2005."

Quality Control

        The exploration drilling was carried out by the personnel of the mine, under the supervision of Mr. Daniel Doucet, P. Eng., head of the geology department of the Doyon mine. Mr. Doucet is a qualified person (as defined by National Instrument 43-101) employed by Cambior for 5 years and with more than 17 years of experience in the mining industry.

        Results were subjected to a quality control program. This program includes rigorous control and a program of duplicate assays and core samples from the mineralized zones by an independent laboratory. To date, all the results of the samples assayed by the mine-site laboratory were corroborated by re-assaying by Chimitec Laboratory of Val d'Or or by Lab Expert of Rouyn-Noranda. All three laboratories use the fire assay technique followed by the atomic absorption method and gravimetric analysis, as per industry standards.

        A longitudinal section of the Doyon mine describing the mineralized zones mentioned in the text is attached to this press release. If you did not receive it, you can download it with this press release from the Cambior website, www.cambior.com, or you can contact us at the number indicated at the end of this release.

        Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrant "CBJ.WT.B" trades on the TSX.

        Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this document, such as "mineral resources," that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in our Annual Report on Form 40-F. A copy of the 2002 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

        This press release contains certain "forward-looking statements", including, but not limited to, the ongoing program to identify mineral reserves and resources in the "J" Zone, the plans and the investment required to bring the "J" Zone into production and the timetables in respect thereof. Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate. Therefore, actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, but are not limited to, factors associated with mining industry risks, uncertainty as to calculation of mineral resources and other risks referred to in Cambior's 2002 Annual Information Form filed with the Securities Commission of all provinces in Canada, and with the United Stated Securities and Exchange Commission, as well as the Toronto Stock Exchange and the American Stock Exchange.

For additional information, please contact:

CAMBIOR INC.
Robert LaVallière
Manager — Investor Relations
Tel.: (450) 677-2699
Fax: (450) 677-3382
E-mail: info@cambior.com
Internet: www.cambior.com
 PR-2003-24

APPENDIX 1

TABLE OF RESULTS

2002-2003 EXPLORATION AND DEVELOPMENT PROGRAM

"J" ZONE

Hole No.	Vein	True Thickness	Grade
		(meter)	(g Au/t)
R11940-03	J125	3.0	10.3
R11991-03	J125	3.8	11.5
R11992-03	J125	3.0	4.9
R12005-03	J125	3.0	2.1
R12038-03	J125	3.0	9.7
R12039-03	J125	3.0	1.4
R12039-03	J125	3.0	22.0
R12067-03	J125	3.0	11.0
R11611-02	J40	3.5	2.7
R11800-02	J40	4.9	22.9
R11871-02	J40	3.7	8.8
R11872-02	J40	3.0	13.3
R11873-02	J40	5.2	20.8
R11885-02	J40	3.3	3.2
R11909-02	J40	3.0	5.4
R11910-02	J40	3.7	2.0
R11940-03	J40	3.1	4.9
R11960-03	J40	3.7	41.9
R12016-03	J40	3.0	7.1
R12075-03	J40	2.7	4.5
R12091-03	J40	2.8	4.5
R12113-03	J40	2.9	0.1
R12114-03	J40	3.0	7.4
R12139-03	J40	3.0	0.0
R12140-03	J40	3.5	0.1
R12141-03	J40	2.9	2.4
R12161-03	J40	2.9	2.4
R12163-03	J40	3.3	16.2
R12164-03	J40	3.5	0.5
R12165-03	J40	3.9	0.1
R11269-02	J20	3.0	2.9
R11871-03	J20	3.0	0.1
R11872-02	J20	4.3	0.2
R11940-03	J20	8.0	8.6
R11941-03	J20	3.6	17.0
R12112-03	J20	3.1	2.6
R12129-03	J20	6.2	19.7
R12139-03	J20	5.7	0.6
R12140-03	J20	7.6	6.8
R12161-03	J20	3.4	1.8
R12163-03	J20	4.2	5.4
R12165-03	J20	3.9	0.8

Notes:

•
Drill holes outside the limits of the resources do not appear in this table.

•
Maximum cut grades: 70 g Au/t over 1.5 meters and 105 g Au/t over 1.0 meter.

•
Zones J90 and J105 are not part of the resource calculation.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CAMBIOR INC.
Date: July 7, 2003	By:	/s/ LUCIE DESJARDINS
Lucie Desjardins Corporate Secretary & Senior Legal Counsel

QuickLinks

PRESS RELEASE FOR IMMEDIATE RELEASE
MINE RESCUE TEAM FROM THE MOUSKA MINE PROVINCIAL CHAMPIONS
PRESS RELEASE FOR IMMEDIATE RELEASE
UPDATED DRILLING RESULTS FROM THE J ZONE SECTOR OF THE DOYON MINE
APPENDIX 1
SIGNATURES